Exhibit 21.1

List of Subsidiaries of QuinStreet, Inc.

Name of Subsidiary	Jurisdiction of Organization
QuinStreet, LLC	Illinois
HQ Publications, LLC	Illinois
OK Content-Rich Web Properties, LLC	Oklahoma
V-P.D.C.- Web, LLC	Wyoming
3401486 Nova Scotia Company	Canada
QuinStreet Software India, Pvt., Ltd.	India
NarrowCast Group, LLC	Kentucky
QuinStreet India Marketing and Media, Pvt., Ltd.	India
Silverlode Holdings, LLC	Nevada
Carson City Media, LLC	Nevada
QuinStreet Cayman Islands Ltd	Cayman Islands
QuinStreet Europe, Ltd.	UK
VEMM, LLC	Delaware
Euro-Demand Do Brasil Serviços de Geração de Leads Ltda	Brazil
QuinStreet PL, Inc.	California
CloudControlMedia LLC	Maryland
QuinStreet Insurance Agency, Inc.	Florida
MBTmedia LLC	New York
Modernize, Inc.	Texas
QuinStreet Mexico	Mexico